UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2020

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Media Release	Medienmitteilung	Communiqué Aux Médias Sandoz International Industriestr. 25 83607 Holzkirchen,Germany Tel: +49 8024 476 2596 Fax: +49 8024 476 2599 www.sandoz.com

Sandoz completes acquisition of Aspen’s Japanese operations, strengthening its position in world’s third largest market for generics and off-patent medicines

•	Successful acquisition of Aspen’s Japanese operations and assets reinforces strategic focus on Japan, world’s third largest market for generics and off-patent medicines
•	Acquired portfolio complements existing Sandoz portfolio and consists primarily of off- patent branded medicines with focus on anaesthetics and specialty brands
•	Transaction enables Sandoz to increase portfolio and pipeline offerings in hospital setting, expanding number of patients who can gain access to these important medicines

Holzkirchen, Germany, January 31, 2020 – Sandoz today announced that it has successfully completed the acquisition of the Japanese business of Aspen Global Incorporated (AGI), a wholly owned subsidiary of Aspen Pharmacare Holdings Limited. Sandoz has acquired all of the shares in Aspen Japan K.K. and associated assets held by AGI.

“The successful completion of the acquisition of Aspen’s Japanese operations promises to significantly strengthen our position in Japan, a stable and growing market.” said Sandoz CEO Richard Saynor. “We are making bold moves in the marketplace to deliver on our purpose to pioneer access for patients by helping to address Japan’s patient and customer needs.”

The acquisition enables Sandoz to expand its presence in Japan’s marketplace, the third largest for generics and off-patent medicines worldwide. It also strengthens Sandoz’s presence in the hospital channel by complementing the broad Sandoz portfolio and pipeline of hospital generic and biosimilar products in Japan with a dedicated sales, marketing and medical organization.

Aspen’s portfolio in Japan consists of approximately 20 products of off-patent medicines with a focus on anesthetics (including Xylocaine®) and specialty brands (including Imuran®) and local brands. Additionally, Sandoz has entered into a five year manufacturing and supply agreement (with an additional two year extension option) with AGI for the supply, by AGI, of active pharmaceutical ingredients, semi-finished and finished goods related to the portfolio of products acquired by Sandoz through the transaction.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “strategic,” “focus,” “portfolio,” “expanding,” “promises,” “growing,” “bold moves,” “purpose,” “option,” “expand,” “potential,” “will,” “pioneer,” “ambition,” or similar terms, or by express or implied discussions regarding potential launches, marketing authorizations, new indications or labeling for the generic products described in this press release, or regarding potential future revenues from such products, or regarding the transaction described in this press release. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There is no guarantee that the expected benefits and synergies from the transaction will be achieved in the expected time frame, or at all. Neither can there be any guarantees regarding the supply of active pharmaceutical ingredients, semi-finished and finished goods under the manufacturing and supply agreement. Nor can there be any guarantee that the generic products described in this press release will be commercially successful in the future. In particular, our expectations regarding the transaction, the manufacturing and supply agreement, and such products could be affected by, among other things, regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the particular prescribing preferences of physicians and patients; competition in general, including potential approval of additional competing versions of our products; our ability to obtain or maintain proprietary intellectual property protection; litigation outcomes, including intellectual property disputes or other legal efforts to prevent or limit Sandoz from marketing its products; general political, economic and industry conditions; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Aspen Japan K.K. was a wholly owned subsidiary of AGI and formed part of the Aspen Group which is headquartered in Durban, South Africa. Full-year sales for the fiscal year ending in 2019 were EUR 130 million.

About Sandoz

Sandoz, a Novartis division, is a global leader in generic pharmaceuticals and biosimilars. Our purpose is to pioneer access for patients by developing and commercializing novel, affordable approaches that address unmet medical need. Our ambition is to be the world’s leading and most valued generics company. Our broad portfolio of high-quality medicines, covering all major therapeutic areas, accounted for 2019 sales of USD 9.7 billion. Sandoz is headquartered in Holzkirchen, in Germany's Greater Munich area.

Sandoz is on Twitter. Sign up to follow @Sandoz global at http://twitter.com/Sandoz_Global.

Contacts:

Novartis Media Relations

Central media line: +41 61 324 2200

Email: media.relations@novartis.com

Antonio Ligi Novartis Global Media Relations +41613241374 antonio.ligi@novartis.com
Chris Lewis Sandoz Global Communications +49 8024 476 1906 (direct) +49 174 244 9501 (mobile) chris.lewis@sandoz.com	Katja Minak Sandoz Global Communications +49 8024 908 1663 (direct) +49 173 532 6893 (mobile) katja.minak@sandoz.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

Email: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 778 5052
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 862 778 3258
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: January 31, 2020	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting